SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of Report (Date of earliest event reported): March 27, 2017

3DX Industries, Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-156594	46-4485465
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification Number)
6920 Salashan Parkway, Suite D-101 Ferndale, WA 98248 (Address of principal executive offices)
(360) 366-8858
(Registrant’s Telephone Number)

Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of records as of the certification or notice date: 67

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2017	3DX INDUSTRIES, INC.

	By:	/s/ Roger Janssen
	Name:	Roger Janssen
	Title:	President and Chief Executive Officer